EXHIBIT 99.3
Performance of Wipro Limited for Quarter ended December 31, 2007 January 18, 2008 Suresh C Senapaty Executive Vice President & Chief Financial Officer

Financial Summary of quarter ended December 31, 2007 (Indian GAAP) – Wipro Limited Consolidated

WIPRO
Applying Thought

Wipro Limited (Consolidated)

Particulars	Rs Crores	Growth QoQ	Growth YoY
Revenue	5,303	11%	33%
Profits Before Interest & Tax	944	11%	20%
Profits After Tax	854	4%	12%

Key Segmental Results

Segment	Revenue Rs Crores	Growth QoQ	PBIT Rs Crores	Growth QoQ
Global IT Services	3,616	11%	774	7%
India, ME & Asia Pac IT Biz.	972	4%	87	27%
Consumer Care & Lighting	435	17%	53	19%

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Highlights for the quarter — Global IT business §Revenues at $910.1 M (YoY growth of 42%), ahead of guidance of $905 M for the quarter. §On an organic basis, margins in Global IT business remained flat despite an appreciating rupee and increased costs on account of wage hikes effected. §IT services revenue growth driven by 6.4% Volume Growth and 0.5% improvement in blended realizations. §Largest account crossed $100Mn run-rate per annum. §During the quarter, Global IT Business won 3 multi-year multi-million dollar large deals. §Revenues from Fixed price projects increased by about 200 bps. §For the quarter, Global IT services added 2,354 employees on net basis, campus joinees were greater than 100% of net organic hires. §Gross utilization in IT services improved by 480 bps YoY in spite of higher campus intake; BPO gross utilization improved 190 bps sequentially.

Revenue Dynamics-Global IT Business Vertical distribution ( Q3 FY08)Geographical distribution ( Q3 FY08) Japan ROW 3% Others 2%Product TMTS3% 12%Engineering Services 25% Manufacturing 9%Telecom Europe Service Providers32% Energy & 8% North Utilities America 9% 62% RetailFinance 10%25% §Verticals: Financial Solutions delivered 9.8% seq growth and Enterprise Solutions grew 30.7% YoY Within Enterprise Solutions, Retail grew 9.5% seq, Health Care vertical grew 8.4% seq Manufacturing vertical grew 39% YoY §Differentiated Services: Testing grew 10% QoQ, BPO grew 9.3% QoQ TIS grew 33% YoY, EAS Grew 38% YoY §Geography: U.S grew 7.2% QoQ while Europe grew 33% YoY

Customer Dynamics — Global IT business §Added 39 new clients, out of which 10 are from Fortune 1000/ Global 500 Corporations. §30 new customers were in the Enterprise business; 25 of the new customers were from North America. §12 clients with $50Mn run rate (9 in Q2) and 313 customers with $1 Mn Revenue run-rate (vs. 307 in Q2). §Several large wins during the quarter including: o For a leading US based retail giant, Wipro BPO won a multi-tier end to end engagement covering Payroll/HR services, F&A services and Procurement services. The engagement also includes Product Warranty management and Insurance claims administration. o Bagged one of the largest SAP implementation projects (plant and supply management) at a global forest products group. The project will be carried out in 20 locations across Germany, Finland, Austria , UK, France, US, Canada and China over three years. o Engaged by a large European bank to deliver a customized channel solution. This solution will support them in synergizing operations across their retail entities while providing a superior experience to their consumers and provide for better cross sell opportunities as well as multi channel integration. 5

Other Highlights — Global IT business §Reinforcing Wipro’s commitment to Innovation and especially Applied Innovation, this quarter the first Applied Innovation Awards for Business Excellence were announced at a glittering awards event at New York. The awards were a collaboration between The International Association of Outsourcing professionals (IAOP), the IT Association of America (ITAA) and Wipro. The awards recognize organizations that have successfully taken their breakthrough idea from concept to reality and have res ults to show for their efforts. §Wipro filed patents for its SOA based solution e-Enabler this quarter. The e-Enabler solution kit is the result of Wipro’s Innovation initiatives and enables rapid development and deployment of Service Oriented Architected (SOA) applications. §In this quarter, Wipro also launched its Innovation Isle in Second Life, one of internet’s most populous virtual worlds. With the launch, Wipro became the first Indian company to leverage new age stakeholder engagement vehicles to establish a virtual brand presence. 6

Awards & Recognitions — Global IT business §Wipro won the “Credit Suisse IT New Business Award” for Strategic Partnership from Credit Suisse for its contributions, especially in setting up and growing the Center of Excellence in Pune, which is a CIO led IT transformation initiative of Credit Suisse to achieve higher levels of IT efficiency, innovation and cost competitiveness through global sourcing §Wipro was recognized as a winner of the 2007 Global MAKE Award and was ranked first in the Information Technology sector in ‘Creating an environment for collaborative knowledge sharing’ and ‘creating a learning organization’ categories, thereby delivering value based on customer knowledge. §During the quarter, Wipro was cited by Forrester as “a leader in SAP Implementation services” in a December 2007 report titled “The Forrester Wave: SAP Implementation Providers, Q4 2007”. §Wipro was also awarded the Software Testing Practice Award by International Institute for Software Testing (IIST), USA. §This quarter, Wipro-NewLogic, the semiconductor Intellectual Property (IP) business unit of Wipro Technologies had its WiLD IP VD4 reference platform Wi-Fi CERTIFIED™. 7

Key Highlights — Wipro Infotech §For the quarter, Wipro Infotech recorded revenues of Rs.9,716 Mn, a growth of 39% YoY, and PBIT of Rs. 874 Mn, a growth of 49% YoY. §Services business contributed 33% to total Revenue during the quarter and grew by 46% YoY. §Wipro Infotech won 2 very large deals during the quarter. §Aircel, a Maxis group company awarded Wipro a 9 years Total Outsourcing contract to provide next generation Business Transformation. Wipro is responsible for delivering Business-IT alignment and future ready IT Architecture & Solutions, and deployment of global best practices to sustain IT operations over the life of the contract. §Wipro won a 5 year IT services contract from Reliance Capital Ltd., in partnership with Tech Reliance, to deliver comprehensive Infrastructure & Applications Management Services, including branch roll outs & operations management. 8

Other Highlights Wipro Consumer Care and Lighting (WCCL) §For the quarter, Wipro Consumer Care and Lighting recorded Revenues of Rs. 4,347 million, a growth of 107% YoY and PBIT of Rs. 525 million, a growth of 99% YoY. §Unza continued to see good underlying value growth in Malaysia, Vietnam, Singapore, Middle East and China. Key drivers of growth were Enchanteur and Safi brands. §Our domestic business continued its robust revenue growth at 25% YoY, our 8th consecutive quarter of 25%+ growth. §The Q3 domestic growth was spearheaded by flagship brand Santoor with a 30% growth. Santoor Glycerin variant launched. Wipro Infrastructure Engineering (WIN) §Wipro Infrastructure Engineering (WIN) revenues grew 53% YoY. §Continues to maintain a large market share in India with robust market growth of 40% YoY. §Integration of Hydrauto progressing well with planned synergies being realized. 9

Summary §Track record of consistent growth continues — Global IT business continues to witness broad-based growth with drive towards operational excellence. §Differentiated service lines continue to demonstrate significantly higher growth. §Balanced focus on both organic and inorganic growth working well. §Wipro IT Business won 5 multi-year multi-million dollar deals §In India, Wipro Infotech business taking off with significant traction seen in large deals in India and other geographies. §WCCL and WIN growing well ahead of industry growth rates. Wipro well positioned to deliver strong value for its stakeholders Thank You

Supplemental Data §Financial Results as per US GAAP §Key Operating Metrics in Global IT business §Key Client Metrics 1 1

Financial Summary of quarter ended December 31, 2007 (As per US GAAP)

WIPRO
Applying Thought

Wipro Limited (Consolidated)

Particulars	Rs Crore	Growth QoQ	Growth YoY
Revenue	5,236	11%	32%
Profits Before Interest & Tax	890	9%	15%
Profits After Tax	826	2%	11%

Key Segmental Results

Segment	Revenue Rs Cr	Growth QoQ	PBIT Rs Cr	Growth QoQ
Global IT Services	3,614	11%	744	4%
India, ME & Asia Pac IT Biz.	922	5%	76	28%
Consumer Care & Lighting	405	14%	50	19%

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Key Operating Metrics in Global IT Business for quarter ended December 31, 2007 ParticularsQ3 08Q2 08Q3 07 Revenue Break-down: Tech. Services32.8%32.7%34.0% Financial Solutions24.7%24.2%22.7% Enterprise Solutions42.5%43.1%43.3% North America62.2%62.5%63.6% Europe31.5%31.8%31.6% Japan3.1%3.3%3.3% Others3.2%2.4%1.5% Onsite Revenue (IT Services)54.4%54.2%54.9% Offshore Revenue (IT Services)45.6%45.8%45.1% People related No of people (Quarter end data) IT Services59,92557,53649,313 BPO Services19,90719,94216,863 Total79,83277,47866,176 Net Addition during the quarter IT Services2,3894,4633,489 BPO Services(35)878 1,508 Total2,3545,3414,997 13

Key Client Metrics in Global IT Business for quarter ended Dec 31, 2007 ParticularsQ3 08Q2 08Q3 07 Customer Concentration Top Customer3.0%2.9%3.2% Top 5 13.5%13.6%14.3% Top 10 24.3% 23.3%24.5% Active Customers718681606 No. of New Customers395937 Revenue from New Customers2.4%1.6%4.0% Customer Size Distribution $ 50 M1298 $20- 50Mn353431 $10 -$20Mn323431 $5 -$10Mn4741 31 $3-$5Mn595445 $1-$3Mn128135107 Total $1Mn313307253 14